July 10, 2006

Quest Oil Corporation
Mr James B Panther, II
Chief Executive Officer
580 2nd Street, Suite 102
Encinitas, California 92024

Re:     Year End Reserves and Economic Report
As of March 31, 2006

Mr Panther:

At your request, Gleason Engineering has prepared an estimate of proved hydrocarbon liquid and gas reserves, and future production rates as of March 31, 2006 attributable to certain shut-in wells and drilling opportunities, which have been acquired by Quest Oil Corporation during the past fiscal year. These wells and drilling opportunities are located in Eastland and McCullough Counties, Texas. Please be advised that while generalized parameters for product pricing and expenses were used as a guide in determining the economic operating life of each property, the conclusions of this analysis should not be construed to be an estimate of the future value of the reserve estimates.

The summary table below presents the estimated net remaining proved reserves as of March 31, 2006 reviewed by Gleason Engineering. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels and are comprised of crude oil, condensate and natural gas liquids. All sales gas volumes are expressed in thousands of cubic feet (MCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

Estimated Gross and Net Remaining Reserves
Attributable to Certain Wells
Eastland and McCullough Counties, Texas
As of March 31, 2006

Reserve Category	Gross Oil Volumes	Net Oil Volumes	Gross Gas Volumes	Net Gas Volumes	Future Net Cash Flow	PV @ 10%
	(bbl)	(bbl)	(mcf)	(mcf)	( $ )	( $ )

Proved Producing	34,008	27,108	0	0	781,735	513,616
Proved Non-producing	76,227	59,238	0	0	1,942,788	908,461
Proved Undeveloped	410,474	316,060	24,147	19,318	11,284,305	4,983,044

Total Proved	520,709	402,406	24,147	19,318	14,008,828	6,405,121

Probable	223,709	177,912	23,893	19,114	5,720,840	2,670,786

Total Proved & Probable	744,418	580,318	48,040	38,432	19,729,668	9,045,907

Review Procedure and Opinion

In our opinion, the estimates of future reserves for the wells and locations reviewed by Gleason Engineering were prepared in accordance with generally accepted procedures for the estimation of future reserves.

In performing our review, we relied upon data available from the commercial databases of IHS Energy Group, and the records of certain public agencies, which require the reporting of such data. Reliance on the experience and expertise of Gleason Engineering was made for those data not generally available through public domain or commercial sources.

Gleason relied on a study of the geology of the Adams Branch Sand in the area of the leases referenced provided by Quest Oil Corporation. This study presented a geologic evaluation of the Hawk Eye (Adams Branch) Field as well as the potential of additional production opportunities that may be found with further development and evaluation. With regard to the Hawk Eye and Midkiff Fields, the geologic report presented by Quest was accepted as represented with no revisions or modifications.

Gleason relied on a study of the geology of the Nettie Gardner Lease in the area referenced by Quest Oil Corporation. This study presented a geologic evaluation of the Nettie Gardner Lease in particular and the E X O C Field in general. According to this study, oil and gas production has previously been established in the area as demonstrated by the 108,000 barrels of oil produced from the Bishop-Biemer Lease immediately to the north of the subject lease. This study was based on additional information supplied by Quest and summarized in reports by Bill Stinson and Gary Herring. With regard to these geologic reports, Gleason accepted them as represented with no revisions or modifications.

Finally, Gleason relied on certain financial data and well test data and well status reports supplied by Quest and made available to Gleason for its review. Such data are not generally available to the general public, but are considered fundamental to rendering an accurate evaluation of the value and productivity of the leases and properties, which are the subjects of this report.

Hawk Eye & Midkiff (Adams Branch) Fields

Production & Development History

The first wells drilled to test the Adams Branch Sand within the study area were drilled in 1982. Throughout the 1980’s, Quest’s research indicated that more than two hundred (200) wells were drilled and successfully completed in the Adams Branch Sand. Quest’s records suggest that there are currently eleven (11) active producing wells and one hundred sixty-six (166) wells available for production reactivation while nineteen (19) are completed as injection wells. Another twenty-four (24) have been plugged and abandoned.

In contrast to the above, the Railroad Commission of Texas indicates that one hundred fifty-six (156) wells are indicated to be open with fifteen (15) classified as injection wells. Additionally, well test records indicate that one hundred ten (110) wells have indications of production from well test records such that reserves can be reliably estimated in accordance with generally accepted standards. This leaves fifty-nine (59) wells for which no well or test data were identified.

During the last three months of Quest’s Fiscal year, Quest began a well reactivation program by beginning operations to restore production to twelve (12) wells. As of the close of the Fiscal Year, full time production operations were not yet established.

Future Production Rates

Initial production rates are based on a review of well test records available from the files of the Texas Railroad Commission. Currently there are eleven (11) wells producing from the field. Test data and other related information were used to estimate the anticipated initial production rates for those wells that could reasonably anticipated to be returned to production. Those wells for which well tests were lacking or unavailable were not considered to be viable for reactivation. This is not to suggest that these wells cannot be returned to production, but rather that data were not available to ascertain with a suitable degree of certainty, the likelihood of returning the wells to production. Should future testing and evaluation indicate that the, currently lacking test data, are viable production candidates, then it is possible that an additional reserve volume could be added to these properties.

Reserve Estimates

In general, the reserves for the wells and locations reviewed by Gleason Engineering were estimated utilizing generally accepted engineering practices. An analysis and interpretation of production history, test records, and geologic mapping were conducted to assist in the estimate of recoverable reserves from the captioned leases. Conclusions derived from a study of these records indicated that reserve recovery per well could range from about 8,500 gross barrels to 6,200 gross barrels and average about 7,000 barrels per well for the wells with reserves classified as Proved Undeveloped or Probable.

As indicated above there are reported to be another group of wells in the subject leases which may be able to be returned to production. If additional study warrants and testing indicates the feasibility of such, operations could be initiated to place these wells on production. As stated above, if the wells are found to be productive, then the reserve volumes that may be realized could be comparable to the oil volumes reported above. However, the current absence of any quantified engineering data precludes the assignment of reserves to these wells at this time.

As a final consideration, the estimates of producing rates and reserves by Gleason are lower than those represented by Quest. Generally accepted engineering practice requires the reliance on quantified and verifiable data in reaching a conclusion regarding reserve volumes.

Capital Requirements

The Reserves presented in the Table of Estimated Gross Remaining Reserves are grouped into two categories. Those categories are, Proved Undeveloped and Probable. These two categories correspond to SPE reserve definitions as outlined below.

In the case of all reserves reported, there is an expectation that certain capital expenditures may be required to realize the production of the Oil Volumes Estimated. Quest Oil Corporation has estimated that a capital investment of $8,500 per well will adequately cover the costs of returning the subject wells to production. This estimate is based on expenditures incurred on twelve (12) wells, which were being reactivated at the time of this report. Gleason Engineering has accepted these estimates as represented and has made no investigation as to the validity of Quest’s assumptions in this regard.

Reserves

The summary table below presents the estimated net remaining proved reserves as of March 31, 2006 reviewed by Gleason Engineering. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels and are comprised of crude oil, condensate and natural gas liquids. All sales gas volumes are expressed in thousands of cubic feet (MCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

Estimated Gross and Net Remaining Reserves
Attributable to Certain Wells
Eastland County, Texas
As of March 31, 2006

Reserve Category	Gross Oil Volumes	Net Oil Volumes	Gross Gas Volumes	Net Gas Volumes	Future Net Cash Flow	PV @ 10%
	(bbl)	(bbl)	(mcf)	(mcf)	( $ )	( $ )

Proved Producing	34,008	27,108	0	0	781,735	513,616
Proved Non-producing	76,227	59,238	0	0	1,942,788	908,461
Proved Undeveloped	395,082	303,745	0	0	10,653,026	4,575,991

Total Proved	505,317	390,091	0	0	13,377,549	5,998,068

Probable	192,925	153,285	0	0	4,539,249	1,924,443

Total Proved & Probable	698,242	543,376	0	0	17,916,798	7,922,511

Nettie Gardner Lease- E X O C Field

Production & Development History

The first wells drilled to test the Gardner Sand within the study area were drilled in 1976, although it was reported and the public record shows they were completed in the Morris Sand. According to Gary Herring, the geologist who originally researched this area, the Morris and Gardner have been confused in this area frequently. The Morris Sand is generally found higher in the stratigraphic section in association with the Goen Lime, while the Gardner is found in closer proximity to the Caddo Lime and below the Goen Lime. Geologically, it is more likely these wells have encountered the Gardner Sand and therefore concluded that all production in the area has actually been produced from the Gardner Sand. Public records show that the Bishop-Biemer Lease has produced 108,000 barrels of oil from six (6) wells to date. This is an average of about 18,000 barrels per well.

Future Production Rates

Initial production rates are based on a review of well test records available from the files of the Texas Railroad Commission. Currently there are no wells producing from the field. Test data and other related information were used to estimate the anticipated initial production rates for those wells that could reasonably anticipated to be completed in the target sand.

Reserve Estimates

In general, the reserves for the wells and locations reviewed by Gleason Engineering were estimated utilizing generally accepted engineering practices. An analysis and interpretation of production history, test records, well log evaluation, and geologic mapping were conducted to assist in the estimate of recoverable reserves from the captioned leases.

Conclusions derived from a study of these records indicated that reserve recovery for wells anticipated to encounter gas is about 25,000 mcf per well. This is based on an assumed drainage area of 20 acres and a sand thickness comparable to that in the Gardner Number 2 well, which will be recompleted in the first phase of development. Two (2) wells are anticipated to encounter gas in the target horizon.

Three (3) wells are projected to be drilled to the Gardner and encounter oil on completion. Based on analogy to the Bishop-Biemer Lease and an understanding of the oil and water production anticipated, it is estimated that each well may recover about 15,000 barrels of oil. The drilling of these wells has been scheduled two months apart to allow adequate time for performance evaluation.

Capital Requirements

The Reserves presented in the Table of Estimated Gross Remaining Reserves are grouped into two categories. Those categories are, Proved Undeveloped and Probable. These two categories correspond to SPE reserve definitions as outlined below.

In the case of all reserves reported, there is an expectation that certain capital expenditures may be required to realize the production of the Oil Volumes Estimated. Quest Oil Corporation has estimated that a capital investment of $23,600 per well will adequately cover the costs of returning the shut-in wells to production. Quest has provided an estimate of drilling and completion costs for new wells, which shows anticipated costs to be about $60,000 per well. Gleason Engineering has accepted these estimates as represented and has made no investigation as to the validity of Quest’s assumptions in this regard.

Reserves

The summary table below presents the estimated net remaining proved reserves as of March 31, 2006 reviewed by Gleason Engineering. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels and are comprised of crude oil, condensate and natural gas liquids. All sales gas volumes are expressed in thousands of cubic feet (MCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

Estimated Gross and Net Remaining Reserves
Attributable to Certain Wells
McCullough County, Texas
As of March 31, 2006
Reserve Category	Gross Oil Volumes	Net Oil Volumes	Gross Gas Volumes	Net Gas Volumes	Future Net Cash Flow	PV @ 10%
	(bbl)	(bbl)	(mcf)	(mcf)	( $ )	( $ )

Proved Producing	0	0	0	0	0	0
Proved Non-producing	0	0	0	0	0	0
Proved Undeveloped	15,392	12,315	24,147	19,318	631,279	407,053

Total Proved	15,392	12,315	24,147	19,318	631,279	407,053

Probable	30,784	24,627	23,893	19,114	1,181,591	716,343

Total Proved & Probable	46,179	36,942	48,040	38,432	1,812,870	1,123,396

Reserve Definitions

The proved reserves, which are attributable to the wells reviewed by Gleason Engineering, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins and are based on the following definition and criteria:

Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions. Reservoirs are considered proved if either actual production or conclusive formation test supports economic producibility. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proven limit of the reservoir. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program I the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

Proved developed oil and gas reserves are reserves that can be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. Developed reserves may be subcategorized as producing or non-producing using the SPE Definitions:

•
Producing - Reserves sub-categorized as producing are expected to be recovered from completion intervals, which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

•
Non-Producing - Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are reserves that are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedure~~s~~, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

General

In general, the estimates of reserves for the wells and locations reviewed by Gleason Engineering are based on data generally available through March 31, 2006.

Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties, which were reviewed.

This report was prepared for the exclusive use and sole benefit of Quest Petroleum. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

/s/ Dennis M. Gleason, PE
Dennis M Gleason, PE